October 2, 2018

United States Securities and Exchange Commission
Office of Manufacturing and Construction
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Univar Inc.
Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 28, 2018
File No. 001-37443
Dear Ms. Mariner and Ms. Houser:
This letter sets forth the responses of Univar Inc. (the “Registrant”) to the comments contained in your letter, dated September 19, 2018, relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 28, 2018. The comments of the staff of the United States Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.
The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) comments from the Staff or changes to disclosure in response to comments from the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing and (iii) the Registrant may not assert comments from the Staff as a defense to a proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2017
Financial Statements
7. Income taxes, page 87

1.
We note your response to comment 4 in our letter dated August 22, 2018. Please help us understand why the taxable income from the mandatory repatriation recognized for the Tax Act is not of the appropriate character to offset the foreign tax credit deferred tax assets. To the extent that you applied, or intend to apply, your federal net operating loss deferred tax assets against the mandatory repatriation taxable income, please tell us the amount of the deferred tax asset you applied against the taxable income, the amount you intend to apply against the taxable income in the future, and how this compares to the net amount of federal net operating loss deferred tax assets recognized as of December 31, 2017, and December 31, 2016.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that the taxable income from the one-time mandatory repatriation provided by the Tax Act is of the appropriate character/category and resulted in an income tax expense of $76.5 million in 2017. The foreign tax credit (“FTC”) asset of $47.6 million generated in 2017 was not fully utilized in the same year and was limited to $13.6 million by several factors including the requirements of tax law as well as insufficient income of the proper character and amount.
There are multiple limitations on a taxpayer’s ability to claim foreign taxes as creditable. Generally, the steps that must be undertaken for a US taxpayer to claim a foreign tax credit are as follows:

1.	Confirm the US person is eligible to claim a foreign tax credit;

2.	Confirm the foreign taxes qualify as creditable under the US definition;

3.	Calculate net foreign source income or loss, as follows:

a.	Determine taxpayer’s gross income;

b.	Separate gross income into US source and foreign source income;

c.	Assign foreign source income to appropriate separate limitation categories (baskets);

d.	Determine items to be deducted in computing foreign source taxable income for each basket;

e.	Allocate and apportion allowable deductions to US source income and to foreign source income, by basket;

f.
Reduce net foreign source income, by basket, by mandatory overall foreign loss (OFL) recapture associated with that basket, which results in foreign source income being reclassified as US source income; and

g.	Determine taxpayer’s final taxable income for the year by deducting any NOL carryovers;

4.
To the extent net foreign source income remains, calculate the foreign tax credit limitation, which requires the FTC cannot exceed US tax on net income from foreign sources, foreign taxes paid or accrued, or US tax on US source income;

5.
Foreign taxes that exceed the limitation cannot be claimed as credits in the year paid or accrued but may be carried forward, subject to the same above mentioned limitations in the year of potential use.

IRC section 965 (the tax reform transition tax) foreign tax credit amounts are classified within the “general limitation basket” – see above item 3(c). Based on interpretation of Tax Cuts and Jobs Act (TCJA), the $47.6 million of foreign tax credits could only be used with sufficient foreign source income generated in the “general limitation basket”.

Based on the nature of the Company’s operations, “general limitation income” is primarily Subpart F income, which includes foreign dividends, interest, royalties. Historically, other than the one-time TCJA transition tax, the Company has not generated material subpart F income and does not forecast more than immaterial amounts of subpart F income for the foreseeable future.
Furthermore, as calculated under IRC section 904(f), the Company has very significant overall foreign losses (OFL). As a result, a portion of any generated foreign source income categorized as “general limitation income” is first required to be recaptured against the aforementioned OFL and re-sourced as US income rather than foreign source income. This US source income is not able to be offset by foreign tax credits.
As a result, the immaterial amounts of Subpart F income that the Company is able to generate is largely re-characterized as US source income, leaving little, if any, foreign source income available to utilize the FTCs. Similarly, there are no reversing taxable temporary differences or prudent and feasible tax planning strategies that would create taxable income of the appropriate character or amount.
Accordingly, the net operating loss carryforward from prior years in the amount of $74.4 million and the aforementioned mandatory recapture of overall foreign loss accrued in prior years contributed to the Company’s conclusion to establish a valuation allowance on the remaining unused FTC in the amount of $34.0 million.
The Company fully utilized the federal net operating loss deferred tax asset of $26.0 million (gross amount of $74.4 million) that was carried forward from the prior years against the mandatory repatriation taxable income in 2017. The United States federal net operating loss deferred tax asset as of December 31, 2016 was $26.0 million (gross amount of $74.4 million) and as of December 31, 2017 was zero as it was full utilized in 2017.
If you have any questions regarding this letter, please do not hesitate to call me at 331-777-6000.

Sincerely,
/s/ Carl J. Lukach

Cc:     Tracie Mariner, Staff Accountant, United States Securities and Exchange Commission
Tracey Houser, Staff Accountant, United States Securities and Exchange Commission
Securities and Exchange Commission
Jeffrey W. Carr
Univar Inc.